Exhibit 12.1

Earnings to Fixed Charges

	Two Quarterly Periods Ended		Fiscal Year Ended
	March 29, 2014	March 30, 2013	September 28, 2013	September 29, 2012	October 1, 2011	October 2, 2010	September 26, 2009
Earnings:
Income (loss) before taxes	27	-12	85	4	-346	-162	255
Interest	112	131	244	328	327	313	304
Interest portion of rental expense	4	4	18	20	19	19	19

	143	123	347	352	0	170	578
Fixed Charges:
Interest	112	131	244	328	327	313	304
Interest capitalized	1	1	5	5	3	2	2
Interest portion of rental expense	4	4	18	20	19	19	19

	118	136	267	353	349	334	325
Ratio	1.2	0.9	1.3	1.0	0.0	0.5	1.8
Shortfall (overage)	-26	13	-80	1	349	164	-253